UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of issuing entity: 333-164557-01

SLC STUDENT LOAN TRUST 2010-1
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-164557

SLC STUDENT LOAN RECEIVABLES I, INC.
(Exact name of depositor as specified in its charter)

THE STUDENT LOAN CORPORATION
(Exact name of sponsor as specified in its charter)

4000 Regent Boulevard
C2B-260
Irving, Texas 75063
(469) 220-4928
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SLC Student Loan Trust 2010-1:
Class A Student Loan Asset-Backed Notes
 (Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	X

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934, SLC Student Loan Trust 2010-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 10, 2024

SLC STUDENT LOAN TRUST 2010-1
(Issuing Entity)

By:	THE STUDENT LOAN CORPORATION,
as Administrator

By: /s/ Li Ma_________________________
Name: Li Ma
Title: Senior Vice President and Treasurer